Exhibit 11

Schedule II Valuation and qualifying accounts

Total group
Bad debt allowance
T€
December 31, 2003	126
Additions	137
Write offs	(17)

December 31, 2004	246
Additions	173
Write offs	(90)
Releases	(7)

December 31, 2005	322
Additions	65
Write offs	(7)
Reclassification of assets held for sale	(257)

December 31, 2006	123